OPERATIONAL UPDATE for the nine months ended 31 March 2026 ("9MFY26") STRONG THIRD QUARTER. RETURN TO NET CASH POSITION. ON TRACK TO ACHIEVE GUIDANCE. Johannesburg, South Africa. Monday, 18 May 2026. Harmony Gold Mining Company Limited ("Harmony" or "the Company") is pleased to report its operational update for the nine months ended 31 March 2026. Harmony Gold Mining Company Limited Incorporated in the Republic of South Africa Registration number: 1950/038232/06 JSE share code: HAR NYSE share code: HMY ISIN: ZAE000015228 ("Harmony" or "the Company") › Harmony Gold Mining Company Limited | Operational Update for the nine months ended 31 March 2026 1 MESSAGE FROM THE CHIEF EXECUTIVE OFFICER Overview Harmony delivered a solid operating performance for the nine months to 31 March 2026, reflecting an excellent third quarter with improvements across all key operational metrics. Mponeng, Hidden Valley and Tshepong North delivered notable performances during this quarter. We remain firmly on track to achieve full‑year production, cost and grade guidance for both gold and copper, supporting durable returns. This will mark our 11th consecutive year of meeting production guidance, underpinned by operational excellence, higher‑quality assets, strong grade control and resilient margins. Gold and copper revenue increased by 34% to R68 385 million (US$4 016 million), driven by a 39% increase in the average gold price received to R2 020 821/kg (US$3 691/oz). Leveraged exposure to the gold price helped drive a year-on-year increase of 87% in free cash flow at an operational level. Cost inflation remains well controlled and in line with plan, while production is supported through ongoing quality Mineral Reserve replacement. Strong cash generation, bolstered by our high-margin gold operations, enabled the Group to return to a net cash position of R1 326 million (US$78 million), from a net debt position of R5 554 million (US$335 million) at 31 December 2025. Balance sheet strength remains central to our strategy, providing the flexibility to fund growth, protect margins and deliver sustainable shareholder returns. We continue to assess our capital structure to maintain an efficient balance sheet that is appropriately matched to both our funding needs and the strength of our cash‑flow generation. We allocate capital in a disciplined and balanced manner, prioritising safety and orebody development while delivering quality growth in both gold and copper. Execution excellence on our key growth projects over the next 24 months is critical as we establish a clear pathway to higher‑margin gold production and approximately 100 000 tonnes of copper per annum. This investment programme is well sequenced to manage capital intensity and maintain a robust and flexible balance sheet. Margin protection and enhancement remain core priorities, supported by ongoing investment in a mix of higher‑grade orebodies and other high‑margin projects that deliver strong returns on capital, helping to sustain resilient cash flows through the cycle. As anticipated, the high-grade Moab Khotsong mine is entering a five-year period of planned lower production as we advance the Zaaiplaats extension project. The CSA copper mine was a strategic acquisition to mitigate this, and its integration and optimisation is progressing in line with plan. Mining flexibility at CSA remains constrained but is improving following the re-establishment of an appropriate mining sequence, while the ventilation project is on schedule to support long-term performance. Ongoing drilling continues to deliver exceptional results, reinforcing the quality and potential of this high-grade copper orebody. Shareholder returns are expected to remain sustainable and competitive alongside our growth strategy. Under our new dividend policy, the base dividend was increased to 30% of net free cash*. In addition, an upside dividend of up to 20% may be paid, based on net debt to EBITDA (leverage) levels. Therefore, a total of 50% of net free cash can be returned to shareholders, subject to the discretion of the board and leverage. A record interim dividend of R3 375 million (US$204 million) or 530 SA cents (32 US cents) per share was paid on 28 April 2026. * Net free cash is defined as operating free cash flow after capital, interest, tax, corporate and other expenses. Group operational performance • Safety strategy continues to progress with a Group LTIFR1 of 4.71 per million hours worked • MSCI ESG rating upgrade to 'A' from 'BB', reflecting our embedded approach to sustainability • Firmly on track to meet full-year production, grade and cost guidance for both gold and copper operations • Gold and copper revenue increased by 34% to R68 385 million (US$4 016 million) from R50 915 million (US$2 811 million) • Balance sheet back in a net cash position of R1 326 million (US$78 million) from a net debt position of R5 554 million (US$335 million) at 31 December 2025 • Liquidity of R19 656 million (US$1 161 million) in cash and undrawn facilities • Strong third quarter with gold production up by 5% from the prior quarter, recoveries and grades normalising as expected. For the nine-month period, gold production decreased by 3% to 33 393kg (1 073 610oz), in line with plan • Underground recovered grade above guidance at 5.85g/t for the nine-month period • All-in sustaining cost (AISC) for gold assets increased by 14% to R1 167 679/kg (US$2 133/oz) from R1 027 912/kg (US$1 765/oz). Operational costs remain a core focus area and are well-controlled with minimal impact from higher oil and diesel prices • Average gold price received (including hedge) up 39% to R2 020 821/kg (US$3 691/oz) from R1 454 291/kg (US$2 497/oz) Gold and copper growth projects • Eva Copper project tracking on schedule and within budget, all major contracts awarded and the Environmental Authority Major Amendment approved • CSA integration progressing well with capital ventilation project on schedule and appropriate mining sequence established • Hidden Valley environmental permit extended, now fully permitted to 2040, allowing for potential further mine-life extensions • South African extension projects at Moab Khotsong and Mponeng remain on track to deliver long‑term value SALIENT FEATURES for the nine-month period ended 31 March 2026 (9MFY26) vs nine-month period ended 31 March 2025 (9MFY25) SALIENT FEATURES for the nine-month period ended 31 March 2026 (9MFY26) vs nine-month period ended 31 March 2025 (9MFY25) 1 LTIFR – lost time injury frequency rate per million hours worked Please note that financial information has not been reviewed or audited by the Company's external auditor. ›‹ MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued Harmony Gold Mining Company Limited | Operational Update for the nine months ended 31 March 2026 2 Safety and responsible stewardship Harmony is, above all, a people‑centred business. Safety is our first value and we are deeply saddened by the loss of two colleagues, Lephethesang Khetheng at Moab Khotsong and Olga Ramolehe at Target 1, in the third quarter. We extend our sincere condolences to their families, friends and colleagues. Their loss weighs heavily on us and reinforces our unwavering belief that nothing is more important than ensuring that every person returns home safely. We remain resolute in our commitment to learn from every incident and to continually strengthen the decisions, behaviours and systems that protect the lives of our people. We are making steady progress in our safety performance, with improvements in key risk areas and the achievement of several significant, loss‑of‑life‑free milestones during the quarter. We are encouraged that Group LTIFR remains below 5.00 at 4.71 per million hours worked. However, every work-related incident underscores that more work must be done to further embed a consistently safe and vigilant culture across all operations. Our safety strategy is evolving to strengthen preventive controls, enhance risk management and target interventions at high‑risk activities. This is supported by ongoing improvements in engineering solutions, technology‑enabled systems and behavioural change through our Thibakotsi culture journey. We recognise that a sustainable safety performance is ultimately driven by our people. Our Accountability Model reinforces clear standards and expectations, while supporting a culture of learning, ownership and continuous improvement. Alongside this, we are a more resilient and responsible business. Sustainability remains embedded in how we plan, operate and invest, as reflected in the recent upgrade of Harmony’s MSCI ESG rating from ‘BB’ to ‘A’. Our renewable energy programme, now one of the largest of its kind in South Africa, also advanced meaningfully during the quarter, with Sungazer 2 nearing completion. These initiatives support both our decarbonisation ambitions and long-term cost and energy resilience. We are recycling approximately 78% of our water, and continued investment in our communities reflect Harmony’s commitment to shaping a more resilient and inclusive future through embedded and sustainability-led value creation. Consistent delivery Our de‑risked portfolio of underground, surface and tailings retreatment operations supports consistent delivery, and we are pleased with the overall performance of our operations year to date. Importantly, the cyanide and recovery issues experienced at our South African operations in the prior quarter have been resolved. A solid performance in the third quarter saw total gold production increase by 5% to 10 871kg (349 511oz) from 10 394kg (334 176oz) in the second quarter of the financial year 2026 (Q2FY26). Although Group gold production declined by 3% to 33 393kg (1 073 610oz) for the nine-month period, this was in line with plan. While underground recovered grades for our gold operations declined by 7% to 5.85g/t for the nine‑month period, performance rebounded strongly in the third quarter, with recovered grades increasing to 6.15g/t from 5.52g/t in the second quarter. Copper production from the CSA mine has totalled 9 596t (21.2Mlb) since acquisition on 24 October 2025, including a one‑month production stoppage to complete the shaft steel replacement. Notwithstanding the planned stoppage, we remain on track to meet our copper production guidance for the financial year. Recovered grades for CSA copper mine in this reporting period was 3.49%, in line with plan. Disciplined cost control and margin protection Costs remain under control and we are actively monitoring the impact of higher oil prices and potential supply disruptions across our global operations. Labour and electricity are the largest component of Group costs and at this stage, we do not anticipate any material cost escalation or risk to guidance. As planned, total cash operating costs increased year-on-year by 10% to R32 646 million (US$1 917 million) from R29 811 million (US$1 646 million), in line with planned inflationary increases and higher royalties. Royalties for our South African operations, which make up 7% of cash operating costs, increased by 94% to R2 166 million (US$127 million) from R1 116 million (US$62 million) on the back of improved profitability. Despite the sharp increase in royalties, our AISC remains within guidance. • Per-unit costs increases at our gold operations were all in line with plan: – Cash operating costs increased by 13% to R977 642/kg (US$1 786/oz) from R861 916/kg (US$1 480/oz) – All-in sustaining costs increased by 14% to R1 167 679/kg (US$2 133/oz) from R1 027 912/kg (US$1 765/oz) – All-in costs (AIC) increased by 15% to R1 295 059/kg (US$2 366/oz) from R1 121 938/kg (US$1 927/oz) • Per-unit costs at our CSA copper operations remain competitive: – C1 cash costs of US$2.58/lb, well below the guided range of US$2.65/lb to US$2.80/lb Hedging Ongoing volatility in commodity and currency markets reinforces the importance of disciplined risk management as Harmony advances its growth strategy. The Group’s hedging approach is designed to protect margins and cash flows, providing funding certainty for capital expenditure and project execution while retaining meaningful exposure to favourable price movements. As at 31 March 2026, Harmony had hedged 592 000 ounces (18 413kg) using rand gold zero cost collars at an average floor and cap of R2 037 000/kg and R2 291 000/kg, respectively. These averages have increased by 6% from the previous quarter. This is a result of the positive impact of new collars entered into during the third quarter at an average floor price of R2 719 000/kg and a cap of R3 020 000/kg. ›‹ MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued Harmony Gold Mining Company Limited | Operational Update for the nine months ended 31 March 2026 3 Gold and copper growth: Unlocking significant embedded value Our brownfield and greenfield projects, including the Mponeng and Moab Khotsong extensions, are advancing in line with plan, with project execution excellence central to long-term value creation. Feasibility studies are underway to expand our surface retreatment operations in the Free State and West Wits, building on the success of Mine Waste Solutions. In addition, we are exploring possible mine-life extension opportunities as part of our annual planning cycle. Eva Copper Construction at the Eva Copper Mine Project is progressing safely, and is tracking on schedule and within the approved capital estimate. This performance reflects Harmony’s focused execution since Final Investment Decision in November 2025. All major construction contracts have now been awarded, and the Project has achieved several key milestones: • The Environmental Authority Major Amendment approval was received on 15 May 2026 • Process plant construction and non-process infrastructure works commenced in April 2026 • Drilling activities have resumed after the wet season. A comprehensive infill drilling programme has been designed to increase Indicated Mineral Resource inventory to support future Mineral Reserve conversion • Aggreko has been appointed as the independent power provider and we are working closely with the Queensland Government on longer-term power supply options, including the CopperString grid connection The Queensland Government’s Prescribed Project declaration for Eva Copper has been officially extended to March 2028, maintaining whole-of-government support and coordination to streamline approvals through the major construction phase. This status has been further strengthened by the establishment of the Cross-Agency Assessment Team by the Queensland Government on 2 April 2026 to accelerate approvals for key resource projects, including the Eva Copper Mine Project. As partner of choice, sustainability and local engagement remain central to the Project’s development. Harmony is currently working with 83 local suppliers across the region. In line with Harmony’s commitment to a "local first" approach, we are proactively engaging with Traditional Owners, the Kalkadoon People and host communities on employment, housing and broader socio-economic development outcomes for the region. Wafi-Golpu We remain committed to advancing this Tier‑1 transformational copper‑gold asset and our engagement with the Government of Papua New Guinea and the Independent Peer Review Team continues. FY26 grade, production and cost guidance With one quarter of production remaining for FY26, we are confident that we will achieve our full-year guidance of: • Gold: – 1 400 000oz to 1 500 000oz in total production – overall AISC guidance of between R1 150 000/kg to R1 220 000/kg – underground recovered grade at above 5.80g/t • Copper: – 17 500 to 18 500 tonnes – C1 cash costs of between US$2.65/lb and US$2.80/lb – recovered grade above 3.50% In conclusion Anchored in Mining with Purpose, underpinned by a resilient gold foundation, industry‑leading operational discipline and rigorous capital allocation and strengthened by a high‑quality, growing international copper portfolio, Harmony is a leading global gold and copper producer, executing a clear, disciplined strategy to deliver sustainable long‑term value through commodity cycles. Beyers Nel Chief executive officer ›‹

Harmony Gold Mining Company Limited | Operational Update for the nine months ended 31 March 2026 4 ADDITIONAL FINANCIAL AND OPERATIONAL INFORMATION FY2026 FY2027 FY2028 FY2029 TOTALH2 H1 H2 H1 H2 H1 H2 Rand gold Forward contracts koz 32 36 20 10 – – – 98 R’000/kg 1 632 1 669 1 735 1 792 – – – 1 683 Dollar gold Forward contracts koz 6 6 6 1 – – – 19 US$/oz 2 613 2 631 2 765 2 760 – – – 2 675 Rand gold koz 64 144 122 110 86 58 8 592 Collars Floor R'000/ kg 1 747 1 845 1 922 2 059 2 286 2 608 2 865 2 037 Cap R'000/kg 1 983 2 089 2 169 2 320 2 558 2 882 3 178 2 291 Dollar gold koz 10 23 15 17 12 6 2 85 Collars Floor US$/oz 2 943 3 257 3 177 3 199 3 756 4 423 4 962 3 387 Cap US$/oz 3 289 3 613 3 539 3 540 4 176 4 848 5 537 3 759 Total gold koz 112 209 163 138 98 64 10 794 Currency hedges Rand dollar Zero cost collars US$m 30 40 10 – – – – 80 Floor R/$ 18.10 18.19 17.95 – – – – 18.13 Cap R/$ 20.10 20.19 19.95 – – – – 20.13 Dollar silver Zero cost collars koz 330 660 620 530 110 – – 2 250 Floor US$/oz 30.89 32.16 36.23 59.77 74.15 – – 41.65 Cap US$/oz 34.42 36.45 41.02 67.07 85.24 – – 47.01 Copper hedges Forward contracts t 2 070 – – – – – – 2 070 US$/t 8 177 – – – – – – 8 177 Gold operations: Comparative operational metrics for Q3FY26 vs Q3FY25 and 9MFY26 vs 9MFY25 Unit Q3FY26 Q3FY25 Q-on-Q (%) 9MFY26 9MFY25 Y-on-Y (%) Average gold price received R/kg 2 254 835 1 581 029 43 2 020 821 1 454 291 39 $/oz 4 293 2 661 61 3 691 2 497 48 Underground yield g/t 6.15 5.98 3 5.85 6.28 (7) Gold produced total kg 10 871 9 771 11 33 393 34 587 (3) oz 349 511 314 142 11 1 073 610 1 111 996 (3) South African optimised underground1 kg 4 233 3 486 21 12 803 12 571 2 oz 136 094 112 077 21 411 626 404 167 2 South African high- grade underground2 kg 3 393 3 191 6 11 158 12 176 (8) oz 109 087 102 592 6 358 737 391 467 (8) South African surface3 kg 1 679 1 784 (6) 5 228 6 040 (13) oz 53 982 57 356 (6) 168 085 194 190 (13) International (Hidden Valley) kg 1 566 1 310 20 4 204 3 800 11 oz 50 348 42 117 20 135 162 122 172 11 Total cash costs R/kg 963 333 984 143 2 977 642 861 916 (13) US$/oz 1 834 1 657 (11) 1 786 1 480 (21) Group AISC R/kg 1 139 579 1 171 062 3 1 167 679 1 027 912 (14) US$/oz 2 170 1 971 (10) 2 133 1 765 (21) Group AIC R/kg 1 255 395 1 322 628 5 1 295 059 1 121 938 (15) US$/oz 2 390 2 226 (7) 2 366 1 927 (23) Average exchange rate R/US$ 16.34 18.48 (12) 17.03 18.11 (6) 1 Tshepong South, Tshepong North, Target 1, Joel, Masimong, Doornkop and Kusasalethu 2 Mponeng and Moab Khotsong 3 Mine Waste Solutions, Phoenix, Central Plant, Savuka Tailings, Dumps and Kalgold Hedge position as at 31 March 2026 ›‹ ADDITIONAL FINANCIAL AND OPERATIONAL INFORMATION continued Harmony Gold Mining Company Limited | Operational Update for the nine months ended 31 March 2026 5 Copper operation: Comparative operational metrics for Q3FY26 vs Q3FY25 and 9MFY26 vs 9MFY25 Unit Q3FY26 Q3FY25 Q-on-Q (%) 9MFY26 9MFY25 Y-on-Y (%) Copper price received US$/oz 5.55 – 100 5.34 – 100 Copper produced t 5 683 – 100 9 596 – 100 lbs'000 12 529 – 100 21 156 – 100 Yield % 3.67 – 100 3.49 – 100 C1 costs US$/oz 2.45 – (100) 2.58 – (100) Total costs and capital US$/oz 4.60 – (100) 4.44 – (100) Production profit R million 693 – 100 891 – 100 US$ million 42 – 100 52 – 100 Exchange rate R/US$ 16.34 18.48 (13) 17.03 18.11 (6) Groupings of assets by business area: South African underground high-grade operations Performance from these operations was supported by steady delivery at Mponeng during the nine‑month reporting period. Underground recovered grades remained above reserve grade at 10.49g/t, while tonnes milled were stable at 678 000 tonnes, reflecting consistent performance through operational excellence. The Mponeng extension project remains on schedule, with any risk of a production gap effectively mitigated. At Moab Khotsong, recovered grades increased by 54% to 8.80g/t in the third quarter of financial year 2026 (Q3FY26), from 5.73g/t in the second quarter. This reflects lower inventories with the release of gold from the plant and stabilised production at the Great Noligwa pillar following mining sequence adjustments to manage seismicity. For the nine‑month period, recovered grades declined by 15% to 7.18g/t from 8.40g/t, in line with plan. The Zaaiplaats extension project is progressing well, with contractor‑related delays included in the life‑of‑mine plan. International gold and copper Hidden Valley A phenomenal performance was delivered with production increasing by 11% to 4 204kg (135 162oz) and AISC decreasing by 19% to R707 185/kg (US$1 292/oz) in the nine-month period. Gold sold in Q3FY26 increased by 94% to 1 803kg (57 968oz) from the prior quarter, boosted by the deferment of the final gold shipment of Q2FY26 to January 2026. Recovered grades for the reporting period increased by 17% to 1.55g/t from 1.33g/t. Studies are underway to determine the feasibility of a further life-of-mine extension beyond the current mine plan. A potential Stage 9 development is now fully permitted following confirmation of the successful approval of the environmental permit amendment allowing the construction of a third tailings storage facility. The remaining 50% of Hidden Valley was acquired for US$1 in 2016 and the mine was recapitalised over a two-year period. This success underscores Harmony's ability to extract value and extend the lives of our assets through our focus on safety, operational excellence, stringent cost controls and effective capital allocation. It is this same model, which has proven successful at many of our gold assets, that we are now implementing at the CSA copper mine in Australia. CSA copper mine Operationally, our focus remains on improving the flexibility of the mining operations, with full optimisation expected to take up to 24 months. We completed the replacement of the shaft steelwork on six levels as previously indicated. This resulted in a one-month planned shutdown in March 2026. We continue to integrate the mine, ensuring alignment with the disciplined and consistent approach applied to all Harmony assets. Assaying of historical drill samples has now been completed. During the third quarter, follow‑up drilling targeted extensions of mineralisation outside the current Mineral Resource footprint and continued to deliver encouraging results – including 32m @ 8% Cu, 37.4m @ 3.7% Cu and 14m @ 6.5% Cu – building on previously reported intercepts¹. ¹ Refer to H1 FY26 Results Presentation, 11 March 2026 ›‹ ADDITIONAL FINANCIAL AND OPERATIONAL INFORMATION continued Harmony Gold Mining Company Limited | Operational Update for the nine months ended 31 March 2026 6 These high‑grade copper intercepts received during the quarter confirm that mineralisation extends from the main, high‑grade QTS North orebody, demonstrating strong continuity and supporting the overall quality of the ore system. Drilling to further define and extend these newly identified zones is ongoing. Longer‑term production and capital guidance, together with the updated Mineral Resources and Mineral Reserves, will be provided with the release of our full‑year results in August 2026. South African surface source operations Mine Waste Solutions (MWS), Savuka Tailings, Central Plant Reclamation, Phoenix, Kalgold and rock dumps delivered an improved performance following the cyanide shortage which affected production in the previous reporting period. A cyanide dissolution plant has now been commissioned at MWS to mitigate any future cyanide supply risks at these operations. MWS was impacted in the third quarter by high rainfall which affected throughput and electricity supply from Eskom. South African underground optimised operations Our South African optimised portfolio – Tshepong North, Tshepong South, Doornkop, Kusasalethu, Joel, Target 1 and Masimong – remains a significant contributor at 38% of group production for the nine-month period. Production, grade and costs all improved quarter-on-quarter. Tshepong North posted a standout performance in this reporting period with production up by 32% to 2 902kg (93 302oz) and recovered grades up 12% to 4.92g/t. The solid third quarter performance at Tshepong North was mainly due to an increase in volumes from the high-grade B-reef in the upper mine. Harmony Gold Mining Company Limited | Operational Update for the nine months ended 31 March 2026 7 Three months ended SOUTH AFRICA UNDERGROUND PRODUCTION Moab Khotsong Mponeng High-grade operations Tshepong North Tshepong South Doornkop Joel Target 1 Kusasalethu Masimong Optimised operations TOTAL UNDER- GROUND Ore milled t'000 Mar-26 163 203 366 189 102 200 78 89 123 94 875 1 241 Mar-25 178 178 356 145 95 168 63 74 131 85 761 1 117 Yield g/tonne Mar-26 8.80 9.65 9.27 6.16 5.75 3.48 3.74 3.71 6.47 3.91 4.84 6.15 Mar-25 8.07 9.86 8.96 4.23 6.48 3.48 4.03 3.80 6.54 3.28 4.58 5.98 Gold produced kg Mar-26 1 435 1 958 3 393 1 165 586 696 292 330 796 368 4 233 7 626 Mar-25 1 436 1 755 3 191 614 616 585 254 281 857 279 3 486 6 677 Gold sold kg Mar-26 1 263 1 793 3 056 1 153 580 649 289 331 729 364 4 095 7 151 Mar-25 1 424 1 749 3 173 627 628 559 259 308 854 284 3 519 6 692 Gold price received R/kg Mar-26 2 207 782 2 254 141 2 234 982 2 242 418 2 236 741 2 233 834 2 236 166 2 246 858 2 214 918 2 237 346 2 234 825 2 234 892 Mar-25 1 569 866 1 587 941 1 579 829 1 576 396 1 576 932 1 574 041 1 579 429 1 588 597 1 567 737 1 575 620 1 575 244 1 577 418 Gold revenue¹ R'000 Mar-26 2 788 429 4 041 675 6 830 104 2 585 508 1 297 310 1 449 758 646 252 743 710 1 614 675 814 394 9 151 607 15 981 711 Mar-25 2 235 489 2 777 309 5 012 798 988 400 990 313 879 889 409 072 489 288 1 338 847 447 476 5 543 285 10 556 083 Cash operating cost (net of by-product credits) R'000 Mar-26 1 518 875 1 783 551 3 302 426 989 256 807 000 864 865 512 767 648 003 1 110 879 568 252 5 501 022 8 803 448 Mar-25 1 319 023 1 482 945 2 801 968 738 549 697 787 777 261 424 477 595 930 958 419 454 645 4 647 068 7 449 036 Inventory movement R'000 Mar-26 (157 966) (174 736) (332 702) (52 094) 7 750 (54 550) 15 881 7 810 (87 454) 4 009 (158 648) (491 350) Mar-25 (87 942) (17 810) (105 752) 12 434 2 006 (38 089) 13 686 29 239 (20 924) 10 849 9 201 (96 551) Operating costs R'000 Mar-26 1 360 909 1 608 815 2 969 724 937 162 814 750 810 315 528 648 655 813 1 023 425 572 261 5 342 374 8 312 098 Mar-25 1 231 081 1 465 135 2 696 216 750 983 699 793 739 172 438 163 625 169 937 495 465 494 4 656 269 7 352 485 Production profit R'000 Mar-26 1 427 520 2 432 860 3 860 380 1 648 346 482 560 639 443 117 604 87 897 591 250 242 133 3 809 233 7 669 613 Mar-25 1 004 408 1 312 174 2 316 582 237 417 290 520 140 717 (29 091) (135 881) 401 352 (18 018) 887 016 3 203 598 Capital expenditure R'000 Mar-26 514 450 491 137 1 005 587 200 265 139 826 268 784 69 656 92 290 79 066 22 458 872 345 1 877 932 Mar-25 910 341 459 140 1 369 481 148 683 131 337 223 038 63 120 85 249 97 063 27 764 776 254 2 145 735 Cash operating costs R/kg Mar-26 1 058 449 910 904 973 306 849 147 1 377 133 1 242 622 1 756 051 1 963 645 1 395 577 1 544 163 1 299 556 1 154 399 Mar-25 918 540 844 983 878 085 1 202 849 1 132 771 1 328 651 1 671 169 2 120 747 1 118 342 1 629 552 1 333 066 1 115 626 Cash operating costs R/tonne Mar-26 9 318 8 786 9 023 5 234 7 912 4 324 6 574 7 281 9 032 6 045 6 287 7 094 Mar-25 7 410 8 331 7 871 5 093 7 345 4 627 6 738 8 053 7 316 5 349 6 107 6 669 Cash operating cost and Capital R/kg Mar-26 1 416 951 1 161 741 1 269 677 1 021 048 1 615 744 1 628 806 1 994 599 2 243 312 1 494 906 1 605 190 1 505 638 1 400 653 Mar-25 1 552 482 1 106 601 1 307 254 1 445 003 1 345 981 1 709 913 1 919 673 2 424 125 1 231 601 1 729 065 1 555 744 1 436 988 All-in sustaining cost R/kg Mar-26 1 182 717 1 042 947 1 100 712 959 144 1 640 794 1 506 564 2 106 672 2 298 341 1 551 725 1 665 564 1 499 967 1 329 345 Mar-25 963 364 984 679 975 113 1 443 287 1 302 176 1 611 437 1 976 122 2 367 914 1 241 798 1 834 042 1 547 598 1 276 155 ¹ Includes a non-cash consideration to Franco-Nevada (Mar-25: R0m, Mar-24: R86.397m) under Mine Waste Solutions, excluded from the gold price calculation. GOLD OPERATING RESULTS – QUARTER ON QUARTER (RAND/METRIC) ›‹

Harmony Gold Mining Company Limited | Operational Update for the nine months ended 31 March 2026 8 OPERATING RESULTS – QUARTER ON QUARTER (RAND/METRIC) continued Three months ended SOUTH AFRICA Hidden Valley TOTAL HARMONY SURFACE PRODUCTION TOTAL SOUTH AFRICA Mine Waste Solutions Phoenix Central Plant Reclamation Savuka Tailings Dumps Kalgold TOTAL SURFACE Ore milled/tailings processed t'000 Mar-26 6 013 1 406 952 900 733 361 10 365 11 606 1 000 12 606 Mar-25 5 503 1 560 937 905 1 037 352 10 294 11 411 982 12 393 Yield g/tonne Mar-26 0.101 0.137 0.171 0.146 0.396 0.83 0.16 0.80 1.57 0.86 Mar-25 0.110 0.161 0.164 0.143 0.369 0.74 0.17 0.74 1.33 0.79 Gold produced kg Mar-26 605 192 163 131 290 298 1 679 9 305 1 566 10 871 Mar-25 606 251 154 129 383 261 1 784 8 461 1 310 9 771 Gold sold kg Mar-26 596 180 164 127 280 291 1 638 8 789 1 803 10 592 Mar-25 640 249 164 140 380 267 1 840 8 532 1 252 9 784 Gold price received R/kg Mar-26 2 238 854 2 555 394 2 248 146 2 240 551 2 215 529 2 248 199 2 272 374 2 241 877 2 318 001 2 254 835 Mar-25 1 567 042 1 692 008 1 572 457 1 595 071 1 560 605 1 569 865 1 585 649 1 579 193 1 593 542 1 581 029 Gold revenue¹ R'000 Mar-26 1 334 357 459 971 368 696 284 550 620 348 654 226 3 722 148 19 703 859 4 179 356 23 883 215 Mar-25 1 002 907 421 310 257 883 223 310 593 030 419 154 2 917 594 13 473 677 1 995 115 15 468 792 Cash operating cost (net of by-product credits) R'000 Mar-26 563 887 168 515 90 525 90 762 312 744 337 867 1 564 300 10 367 748 104 647 10 472 395 Mar-25 527 714 139 353 86 921 92 385 380 699 309 222 1 536 294 8 985 330 630 730 9 616 060 Inventory movement R'000 Mar-26 (23 108) (10 419) 1 640 (2 045) — (14 944) (48 876) (540 226) 206 422 (333 804) Mar-25 34 632 (492) 5 915 6 110 (6 370) 5 558 45 353 (51 198) (5 337) (56 535) Operating costs R'000 Mar-26 540 779 158 096 92 165 88 717 312 744 322 923 1 515 424 9 827 522 311 069 10 138 591 Mar-25 562 346 138 861 92 836 98 495 374 329 314 780 1 581 647 8 934 132 625 393 9 559 525 Production profit R'000 Mar-26 793 578 301 875 276 531 195 833 307 604 331 303 2 206 724 9 876 337 3 868 287 13 744 624 Mar-25 440 561 282 449 165 047 124 815 218 701 104 374 1 335 947 4 539 545 1 369 722 5 909 267 Capital expenditure R'000 Mar-26 141 147 8 778 21 962 39 818 24 350 56 157 292 212 2 170 144 502 526 2 672 670 Mar-25 185 525 35 554 8 127 10 924 271 27 271 267 672 2 413 407 486 244 2 899 651 Cash operating costs R/kg Mar-26 932 045 877 682 555 368 692 840 1 078 428 1 133 782 931 686 1 114 213 66 824 963 333 Mar-25 870 815 555 191 564 422 716 163 993 992 1 184 759 861 151 1 061 970 481 473 984 143 Cash operating costs R/tonne Mar-26 94 120 95 101 427 936 151 893 105 831 Mar-25 96 89 93 102 367 878 149 787 642 776 Cash operating cost and Capital R/kg Mar-26 1 165 345 923 401 690 104 996 794 1 162 393 1 322 228 1 105 725 1 347 436 387 722 1 209 186 Mar-25 1 176 962 696 841 617 195 800 845 994 700 1 289 245 1 011 192 1 347 209 852 652 1 280 904 All-in sustaining cost R/kg Mar-26 993 309 924 556 586 970 987 213 1 203 907 1 363 196 1 046 310 1 276 596 471 688 1 139 579 Mar-25 944 024 701 556 616 988 781 564 985 789 1 306 533 930 931 1 201 705 962 244 1 171 062 ¹ Includes a non-cash consideration to Franco-Nevada (Mar-25: R0m, Mar-24: R86.397m) under Mine Waste Solutions, excluded from the gold price calculation. ›‹ Harmony Gold Mining Company Limited | Operational Update for the nine months ended 31 March 2026 9 Three months ended SOUTH AFRICA UNDERGROUND PRODUCTION Moab Khotsong Mponeng High-grade operations Tshepong North Tshepong South Doornkop Joel Target 1 Kusasalethu Masimong Optimised operations TOTAL UNDER- GROUND Ore milled t'000 Mar-26 180 224 404 208 112 221 86 98 136 104 965 1 369 Mar-25 196 196 392 160 105 185 69 82 144 94 839 1 231 Yield oz/ton Mar-26 0.256 0.281 0.270 0.180 0.168 0.101 0.109 0.108 0.188 0.114 0.141 0.179 Mar-25 0.236 0.288 0.262 0.123 0.189 0.102 0.118 0.110 0.191 0.095 0.134 0.174 Gold produced oz Mar-26 46 136 62 951 109 087 37 456 18 840 22 377 9 388 10 610 25 592 11 831 136 094 245 181 Mar-25 46 168 56 424 102 592 19 741 19 805 18 808 8 166 9 034 27 553 8 970 112 077 214 669 Gold sold oz Mar-26 40 606 57 646 98 252 37 070 18 647 20 866 9 292 10 642 23 438 11 703 131 658 229 910 Mar-25 45 783 56 232 102 015 20 158 20 191 17 972 8 327 9 902 27 457 9 131 113 138 215 153 Gold price received $/oz Mar-26 4 203 4 291 4 255 4 269 4 258 4 253 4 257 4 277 4 217 4 259 4 255 4 255 Mar-25 2 643 2 673 2 659 2 654 2 655 2 650 2 659 2 674 2 639 2 652 2 652 2 655 Gold revenue¹ $'000 Mar-26 170 675 247 383 418 058 158 254 79 406 88 737 39 556 45 521 98 831 49 848 560 153 978 211 Mar-25 120 989 150 313 271 302 53 494 53 598 47 621 22 140 26 481 72 461 24 218 300 013 571 315 Cash operating cost (net of by-product credits) $'000 Mar-26 92 968 109 168 202 136 60 550 49 395 52 937 31 386 39 663 67 995 34 782 336 708 538 844 Mar-25 71 389 80 260 151 649 39 972 37 765 42 067 22 973 32 253 51 872 24 606 251 508 403 157 Inventory movement $'000 Mar-26 (9 669) (10 695) (20 364) (3 189) 474 (3 339) 972 478 (5 353) 245 (9 712) (30 076) Mar-25 (4 760) (964) (5 724) 673 109 (2 061) 741 1 582 (1 132) 587 499 (5 225) Operating costs $'000 Mar-26 83 299 98 473 181 772 57 361 49 869 49 598 32 358 40 141 62 642 35 027 326 996 508 768 Mar-25 66 629 79 296 145 925 40 645 37 874 40 006 23 714 33 835 50 740 25 193 252 007 397 932 Production profit $'000 Mar-26 87 376 148 910 236 286 100 893 29 537 39 139 7 198 5 380 36 189 14 821 233 157 469 443 Mar-25 54 360 71 017 125 377 12 849 15 724 7 615 (1 574) (7 354) 21 721 (975) 48 006 173 383 Capital expenditure $'000 Mar-26 31 489 30 061 61 550 12 258 8 558 16 451 4 264 5 648 4 840 1 374 53 393 114 943 Mar-25 49 269 24 849 74 118 8 047 7 109 12 071 3 416 4 613 5 253 1 502 42 011 116 129 Cash operating costs $/oz Mar-26 2 015 1 734 1 853 1 617 2 622 2 366 3 343 3 738 2 657 2 940 2 474 2 198 Mar-25 1 546 1 422 1 478 2 025 1 907 2 237 2 813 3 570 1 883 2 743 2 244 1 878 Cash operating costs $/t Mar-26 516 487 500 291 441 240 365 405 500 334 349 394 Mar-25 364 409 387 250 360 227 333 393 360 262 300 328 Cash operating cost and Capital $/oz Mar-26 2 698 2 212 2 417 1 944 3 076 3 101 3 797 4 271 2 846 3 056 2 866 2 667 Mar-25 2 613 1 863 2 201 2 432 2 266 2 878 3 232 4 081 2 073 2 911 2 619 2 419 All-in sustaining cost $/oz Mar-26 2 252 1 986 2 096 1 826 3 124 2 868 4 010 4 375 2 954 3 171 2 856 2 531 Mar-25 1 622 1 658 1 998 2 430 2 192 2 713 3 327 3 986 2 090 3 087 2 775 2 148 ¹ Includes a non-cash consideration to Franco-Nevada (Mar-25:US$0m, Mar-24:US$4.77m), under Mine Waste Solutions excluded from the gold price calculation. GOLD OPERATING RESULTS – QUARTER ON QUARTER (US$/IMPERIAL) ›‹ Harmony Gold Mining Company Limited | Operational Update for the nine months ended 31 March 2026 10 Three months ended SOUTH AFRICA Hidden Valley TOTAL HARMONY SURFACE PRODUCTION TOTAL SOUTH AFRICA Mine Waste Solutions Phoenix Central Plant Reclamation Savuka Tailings Dumps Kalgold TOTAL SURFACE Ore milled/tailings processed t'000 Mar-26 6 631 1 550 1 050 992 808 398 11 429 12 798 1 103 13 901 Mar-25 6 068 1 720 1 033 998 1 144 388 11 351 12 582 1 083 13 665 Yield oz/ton Mar-26 0.003 0.004 0.005 0.004 0.012 0.024 0.005 0.023 0.046 0.025 Mar-25 0.003 0.005 0.005 0.004 0.011 0.022 0.005 0.022 0.039 0.023 Gold produced oz Mar-26 19 451 6 173 5 241 4 212 9 324 9 581 53 982 299 163 50 348 349 511 Mar-25 19 483 8 070 4 951 4 147 12 314 8 391 57 356 272 025 42 117 314 142 Gold sold oz Mar-26 19 162 5 787 5 273 4 083 9 002 9 356 52 663 282 573 57 968 340 541 Mar-25 20 576 8 006 5 273 4 501 12 217 8 584 59 157 274 310 40 253 314 563 Gold price received $/oz Mar-26 4 262 4 865 4 280 4 266 4 218 4 280 4 326 4 268 4 413 4 293 Mar-25 2 638 2 848 2 647 2 685 2 627 2 643 2 669 2 658 2 683 2 661 Gold revenue¹ $'000 Mar-26 81 673 28 154 22 567 17 417 37 970 40 044 227 825 1 206 036 255 811 1 461 847 Mar-25 54 279 22 802 13 957 12 086 32 096 22 685 157 905 729 220 107 979 837 199 Cash operating cost (net of by-product credits) $'000 Mar-26 34 514 10 315 5 541 5 555 19 142 20 680 95 747 634 591 6 406 640 997 Mar-25 28 561 7 542 4 704 5 000 20 604 16 735 83 146 486 303 34 137 520 440 Inventory movement $'000 Mar-26 (1 414) (638) 100 (125) — (915) (2 992) (33 068) 12 635 (20 433) Mar-25 1 874 (27) 320 331 (345) 301 2 454 (2 771) (289) (3 060) Operating costs $'000 Mar-26 33 100 9 677 5 641 5 430 19 142 19 765 92 755 601 523 19 041 620 564 Mar-25 30 435 7 515 5 024 5 331 20 259 17 036 85 600 483 532 33 848 517 380 Production profit $'000 Mar-26 48 573 18 477 16 926 11 987 18 828 20 279 135 070 604 513 236 770 841 283 Mar-25 23 844 15 287 8 933 6 755 11 837 5 649 72 305 245 688 74 131 319 819 Capital expenditure $'000 Mar-26 8 639 537 1 344 2 438 1 491 3 437 17 886 132 829 30 758 163 587 Mar-25 10 041 1 924 439 591 15 1 477 14 487 130 616 26 317 156 933 Cash operating costs $/oz Mar-26 1 774 1 671 1 057 1 319 2 053 2 158 1 774 2 121 127 1 834 Mar-25 1 466 935 950 1 206 1 673 1 994 1 450 1 788 811 1 657 Cash operating costs $/t Mar-26 5 7 5 6 24 52 8 50 6 46 Mar-25 5 4 5 5 18 43 7 39 32 38 Cash operating cost and Capital $/oz Mar-26 2 219 1 758 1 314 1 898 2 213 2 517 2 105 2 565 738 2 302 Mar-25 1 981 1 173 1 039 1 348 1 674 2 170 1 702 2 268 1 435 2 156 All-in sustaining cost $/oz Mar-26 1 891 1 760 1 117 1 880 2 292 2 595 1 992 2 430 897 2 170 Mar-25 1 589 1 181 1 038 1 316 1 659 2 199 1 567 2 023 1 623 1 971 OPERATING RESULTS – QUARTER ON QUARTER (US$/IMPERIAL) continued ¹ Includes a non-cash consideration to Franco-Nevada (Mar-25:US$0m, Mar-24:US$4.77m), under Mine Waste Solutions excluded from the gold price calculation. ›‹ Harmony Gold Mining Company Limited | Operational Update for the nine months ended 31 March 2026 11 HARMONY GOLD MINING COMPANY LIMITED Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on 25 August 1950 Registration number: 1950/038232/06 CORPORATE OFFICE Randfontein Office Park PO Box 2, Randfontein, 1760, South Africa Corner Main Reef Road and Ward Avenue Randfontein, 1759, South Africa Telephone: +27 11 411 2000 Website: www.harmony.co.za DIRECTORS Dr PT Motsepe* (chairman), KT Nondumo*^ (deputy chairman), Dr M Msimang*^ (lead independent director), BB Nel (chief executive officer), BP Lekubo (financial director), Dr HE Mashego (executive director) M Gule*^, FJ Lombard*^, Z Matlala*^, M Moshe*^, B Nqwababa*^, VP Pillay*^, MJ Prinsloo*^, GR Sibiya*^, PL Turner*^ * Non-executive ^ Independent COMPANY SECRETARY SS Mohatla E-mail queries: companysecretariat@harmony.co.za Telephone: +27 11 411 2359 INVESTOR RELATIONS E-mail: HarmonyIR@harmony.co.za Telephone: +27 11 411 6073 or +27 82 746 4120 DIRECTORATE AND ADMINISTRATION TRANSFER SECRETARIES JSE Investor Services (Proprietary) Limited (Registration number 2000/007239/07) 19 Ameshoff Street, 13th Floor, Hollard House, Braamfontein PO Box 4844, Johannesburg, 2000, South Africa E-mail: info@jseinvestorservices.co.za Telephone: +27 86 154 6572 Fax: +27 86 674 4381 AMERICAN DEPOSITARY RECEIPTS American Depositary Receipts Deutsche Bank Trust Company Americas c/o Equiniti Trust Company LLC, Peck Slip Station, PO Box 2050, New York, NY10271-2050 Email: db@astfinancial.com Toll free (within US): (886) 249 2593 Int: +1 718 921 8137 Fax: +1 718 921 8334 SPONSOR J.P. Morgan Equities South Africa Proprietary Limited 1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196 Private Bag X9936, Sandton, 2146 Telephone: +27 11 507 0300 Fax: +27 11 507 0503 TRADING SYMBOLS ISIN: ZAE000015228 HARMONY’S ANNUAL REPORTS Harmony’s Integrated Report, and its report suite filed on a Form 20F with the United States’ Securities and Exchange Commission for the financial year ended 30 June 2025, are available on our website (www.harmony.co.za/invest). FORWARD-LOOKING STATEMENTS This booklet contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this booklet, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our Integrated Annual Report. All statements other than statements of historical facts included in this booklet may be forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid-19 and other contagious diseases, such as HIV and tuberculosis; high and rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the geopolitical risks; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act (South Africa); statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past and future acquisitions, as well as at existing operations; our ability to complete ongoing and future acquisitions; fluctuations in the market price of gold and other metals; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South African exchange control regulations; the adequacy of the Group’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate; changes in technical and economic assumptions underlying our mineral reserves estimates; geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; and actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts. The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Annual Report on Form 20-F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this booklet or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf are qualified by the cautionary statements herein. Any forward-looking statements contained in these financial results have not been reviewed or reported on by Harmony's external auditors. Competent Person’s statement The Mineral Resource and Mineral Reserve figures published in this booklet are updated as at 30 June 2025. Harmony confirms that it is not aware of any new information or data that materially affects the information included in the statement, in the case of Mineral Resources or Mineral Reserves, that all material assumptions and technical parameters underpinning the estimates in the original release continue to apply and have not materially changed. Harmony confirms that the form and context in which the competent person’s findings are presented have not been materially modified from the original release. Exploration results relating to recent drilling at the CSA copper mine are presented in summary form and should not be construed as Mineral Resources or Mineral Reserves, nor relied upon as an estimate of economic mineralisation. ›‹